EXHIBIT (a)(1)(xii)
Internal Post and E-mail Announcement

To:	Eligible Mellanox Employees and Contractors

From:	Eyal Waldman, President and Chief Executive Officer

Date:	April 2, 2009

Re:	Important Update Regarding Mellanox Option Exchange Program
     As previously announced, Mellanox has launched an important compensation program for eligible Mellanox employees and contractors by making an offer (the “Offer”) to allow eligible Mellanox employees and contractors to exchange certain existing options that have an exercise price greater than $13.65 per share and were granted under our Global Share Incentive Plan (2006) (together with its Appendices, the “Global Plan”) for replacement options that have a per share exercise price equal to the per share closing sales price of our ordinary shares on the date of the exchange (the "Option Exchange Program”).
REVISED TERMS OF THE OFFER
     Since the Offer was originally announced, Mellanox has revised the terms of the Offer as follows:
     1. The Offer will now remain open for one additional day, i.e., until 9:00 p.m. U.S. Pacific Time on April 22, 2009 (7:00 a.m. Israeli Time on April 23, 2009), unless the Offer is extended. Replacement options granted in exchange for existing options surrendered in the Offer will be granted on that same date, such that the “replacement grant date” will also be April 22, 2009 (U.S.), unless the Offer is extended. Your replacement options will continue to have an exercise price per share equal to the per share closing sales price of our ordinary shares as quoted on The Nasdaq Global Select Market on the replacement grant date (or as modified as required under local tax laws for replacement options granted outside the United States).
     2. Other revised terms of the Offer that are not expected to impact the economic terms of the Offer are set forth in the “Schedule TO—Tender Offer Statement Filed with the SEC” and the related exhibits. The “Schedule TO—Tender Offer Statement Filed with the SEC” is available by clicking on this hyperlink:
http://idea.sec.gov/cgi-bin/browse-idea?action=getcompany&CIK=0001356104&owner=exclude&count=40.
     We urge you to read the “Schedule TO—Tender Offer Statement Filed with the SEC” and the related exhibits carefully.
KEY DATES TO REMEMBER
     The key dates to remember in connection with the revised terms of the Offer are:
•	Commencement Date: The commencement date of the Offer is March 24, 2009.

•	Withdrawal Date: You may withdraw or change your previously submitted election to exchange options at any time on or before 9:00 p.m. U.S. Pacific Time on April 22, 2009 (7:00 a.m. Israeli Time on April 23, 2009). If the Offer is extended beyond that time, you can withdraw or change your election at any time until the extended expiration of the Offer.

•	Expiration Date: The Offer expires at 9:00 p.m. U.S. Pacific Time on April 22, 2009 (7:00 a.m. Israeli Time on April 23, 2009) (unless we extend the Offer).

•	Option Cancellation Date: The eligible options that have been tendered will be cancelled on April 22, 2009 (U.S.) or, if the Offer is extended, the extended expiration date of the Offer.

•	Replacement Option Grant Date: The new options will be granted on April 22, 2009 (U.S.) or, if the Offer is extended, the extended expiration date of the Offer.

     Included in this e-mail is information that explains the Option Exchange Program in greater detail, including its potential benefits and risks and the actions you will need to take if you choose to participate. Please review the material carefully and weigh your decision with equal care.
     NO MELLANOX EMPLOYEE OR AGENT IS AUTHORIZED TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO YOUR CHOICES. AS A RESULT, YOU MAY WISH TO CONSULT WITH A PROFESSIONAL FINANCIAL ADVISOR AS PART OF YOUR DECISION MAKING PROCESS.
     If you do not make your election through the Offer website, your properly signed and completed Election Form must be received via facsimile or by hand delivery by 9:00 p.m. U.S. Pacific Time on April 22, 2009 (7:00 a.m. Israeli Time on April 23, 2009) by Matthew Gloss, Vice President of Legal Affairs, at Fax: (408) 970-3403 or Mellanox Technologies, Inc., 350 Oakmead Parkway, Suite 100, Sunnyvale, California 94085.
     Although the Board of Directors has approved the Offer, neither we nor the Board of Directors make any recommendation as to whether you should accept or refrain from accepting the Offer. You must make your own decision about the Offer, taking into account your own personal circumstances and preferences. You should carefully review the materials provided or referred to in this package. We recommend that you consult with your personal financial, tax and legal advisors in deciding whether to accept the Offer.

2